December 10, 2024 CONFIDENTIAL SUBMISSION	1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
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VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE Washington, DC 20549-6010

RE: Confidential Submission of Draft Registration Statement on Form S-1 for Jefferson Capital, Inc.

Ladies and Gentlemen:

On behalf of Jefferson Capital, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, the Company is omitting from the Registration Statement audited financial statements as of and for the year ended December 31, 2022 as well as unaudited financial statements as of and for the period ended September 30, 2024 and 2023, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

December 10, 2024 Page 2

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (212) 906-1281.

Best regards,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosure

cc:	David Burton, President and Chief Executive Officer, Jefferson Capital, Inc.

Christo Realov, Chief Financial Officer and Treasurer, Jefferson Capital, Inc.

Matthew Pfohl, Esq., Chief Administrative Officer, General Counsel and Secretary, Jefferson Capital, Inc.

Erika L. Weinberg, Esq., Latham & Watkins LLP